Securities and Exchange Commission

                     Washington, D.C.  20549

                          Schedule 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No. 0)*


September 7, 2000
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

  (X) Rule 13d-1(b)

  ( ) Rule 13d-1(c)

  ( ) Rule 13d-1(d)

                       Name of Issuer: McDermott International,
Inc.

Title of Class of Securities: Common

CUSIP Number: 580037109



*The remainder of this cover page shall be filled out for a

reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent

amendment containing information which would alter the

disclosures provided in a prior cover page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise

subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the

Notes).





CUSIP Number: 580037109

1. Name of Reporting Person: Jennison Associates LLC (formerly

Jennison Associates Capital Corp.)

As of January 1, 1998, Jennison Associates Capital Corp., a

New York Corporation, reorganized into Jennison Associates LLC, a

Delaware limited liability company.

S.S. or I.R.S. Identification No. of Above Person: IRS

Identification #52-2069785 (formerly 13-2631108)

2. Check the Appropriate Box if a Member of a Group:  Not

Applicable

3. SEC Use Only

4. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person

With:

5. Sole Voting Power:  5,156,300 shares

6. Shared Voting Power: 0 shares

7. Sole Dispositive Power: 0 shares

8. Shared Dispositive Power: 5,156,300 shares

9. Aggregate Amount Beneficially Owned by Each Reporting

Person: 5,156,300 shares

10. Check Box if the Aggregate Amount in Row 9 Excludes

Certain Shares*: ( )

11. Percent of Class Represented by Amount in Row 9: 8.56%

12. Type of Reporting Person*: IA



Item 1(a) Name of Issuer: McDermott International, Inc.
Item 1(b) Address of Issuer's Principal Executive Offices:
1450 Poydras StreetNew Orleans, LA  70112-6050
Item 2(a) Name of Person Filing:  Jennison Associates LLC
Item 2(b) Address of Principal Business Office or

Residence: 466 Lexington Avenue

New York, NY  10017

Item 2(c) Citizenship: Delaware

Item 2(d) Title of Class of Securities: Common

Item 2(e) CUSIP Number: 580037109




Item 3 If this statement is filed pursuant to Rules 13d-1(b),

or 13d-2(b), or (c) check whether the person filing is a:

(a) ( ) Broker or Dealer registered under Section 15 of the Act

(b) ( ) Bank as defined in Section 3(a) (6) of the Act

(c) ( ) Insurance Company as defined in Section 3(a) (19) of the Act

(d) ( ) Investment Company registered under Section 8 of the

Investment Company Act

(e) (X) Investment Adviser in accordance with Section

240.13d-1(b) (1) (ii) (E)
(f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provision of the Employee Retirement Income Security

Act of 1974 or Endowment Fund in accordance with Section

240.13d-1(b) (ii) (F)

(g) ( ) Parent Holding Company or control person, in accordance with Section 240.13(b) (ii) (G)

(h) ( ) A savings association as defined by Section 3(b) of the

Federal Deposit Insurance Act

(i)( ) A church plan that is excluded from the definition of an investment company under Section 3(c) (4) of the Investment
Company

Act of 1940.

(j)( ) Group, in accordance with Section 240.13d-1(b) (1) (ii)
(J).

If this statement is filed pursuant to Section 240.13d-1(c), check this box. ( )


Item 4 Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
 (a) Amount Beneficially Owned: 5,156,300 shares
(b) Percent of Class: 8.56%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote: 5,156,300

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of:
5,156,300





Jennison Associates LLC ("Jennison") furnishes

investment advice to several investment companies,

insurance separate accounts, and institutional clients ("Managed

Portfolios"). As a result of its role as investment adviser of the Managed Portfolios, Jennison may be deemed to be the

beneficial owner of the shares of the Issuer's Common Stock

held by such Managed Portfolios.  The Prudential Insurance

Company of America ("Prudential") owns 100% of equity interests of

Jennison.  As a result, Prudential may be deemed to have the power to exercise or to direct the exercise of such voting

and/or dispositive power that Jennison may have with respect to the Issuer's Common Stock held by the Managed Portfolios.

Jennison does not file jointly with Prudential, as such, shares of the Issuer's Common Stock reported on Jennison's 13G may be included in the shares reported on the 13G filed by Prudential.

These shares were acquired in the ordinary course of business,

and not with the purpose or effect of changing or influencing control of the Issuer.  The filing of this statement should not be construed as an admission that Jennison is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934,

the beneficial owner of these shares.





Item 5 Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the

beneficial owner of more than five percent of the securities,

check the following ( ).



Item 6 Ownership of More than Five Percent on Behalf of

Another Person:

Our clients have the right to receive or the power to direct the receipt of dividends or the profits from the sale of such securities.  No one client owns more than 5% of such security class.



Item 7 Identification and Classification of the Subsidiary

which Acquired the Security being Reported on by the Parent

Holding Company: Not Applicable



Item 8 Identification and Classification of Members of the

Group: Not Applicable





Item 9 Notice of Dissolution of Group: Not Applicable





Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are in held the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the correct information set forth in this statement is true, complete and correct.




October 6, 2000

/s/ Karen E. Kohler

Karen E. Kohler, Senior Vice President and Director